Exhibit 21

Subsidiaries of the Company

Name	Jurisdiction
Accelerated Concepts, Inc.	Florida, United States
Accelerated Concepts Pty Ltd.	Australia
Digi International Canada Inc.	Ontario, Canada
Digi International GmbH	Germany
Digi International (HK) Ltd.	Hong Kong
Digi International Kabushikikaisha	Japan
Digi International Limited	United Kingdom
Digi International SARL	France
Digi International Spain S.A.	Spain
Digi m2m Solutions India Pvt. Ltd.	India
Digi Wireless Singapore Pte. Ltd.	Singapore
Digi SmartSense, LLC	Delaware, United States
FreshTemp, LLC	Pennsylvania, United States
ITK International Inc.	Delaware, United States
SMART Temps, L.L.C.	Indiana, United States
Opengear, Inc.	Utah, United States
Opengear Limited	England/Wales
Opengear Pty Ltd.	Australia